Exhibit 99.1

 **PRESS RELEASE**

#WORTHREACHINGFOR

CONSTELLATION BRANDS PROVIDES UPDATE ON MEXICO BREWERY OPERATIONS IN THE MIDST OF COVID-19 OUTBREAK

VICTOR, N.Y., April 8, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today announced additional steps it is taking to reduce its brewery production activities in Mexico to a level that safeguards the environment and avoids irreversible impact to its operations. This move is consistent with actions taken by other brewers in Mexico and will help ensure the company's ability to restore operations once Mexico's federal government lifts restrictions placed upon the business community in response to the COVID-19 outbreak.

"The safety, health and well-being of our employees, business partners and surrounding communities remains our top priority, and our hearts go out to those impacted by this terrible virus," said Bill Newlands, President and Chief Executive Officer at Constellation Brands. "We are taking these additional steps after gaining more clarity related to the Mexican government's response to this health and economic crisis. These most recent actions are in addition to aggressive steps the company had already implemented to keep our team members and visitors to our facilities safe."

"Over the past several weeks, we've shifted resources to accelerate production of high-volume products and we've built substantial product supply across our warehouse and distribution network in the U.S.," Newlands continued. "We remain confident in our ability to continue meeting the needs of U.S. consumers and do not expect any near-term service disruptions to retailers or consumers."

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements may relate to business strategy, future operations, prospects, plans and objectives of management, and the supply of the company's products available for purchase by its consumers, as well as information concerning the expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur.   All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including the accuracy of all projections and other factors and uncertainties disclosed from time-to-time in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2019, as supplemented by the company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019, which could cause actual future performance to differ from current expectations.

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi brand family, Kim Crawford, Meiomi, The Prisoner brand family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS
Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com